Exhibit 99.1

Campbell Resources Inc.
PRESS RELEASE
FOR IMMEDIATE RELEASE
Campbell Resources Announces the closing of a first tranche of the previously announced financing and an increase in the maximum amount of the financing to $3.5 million
Montréal, May 23, 2008 — Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) (“Campbell”) is pleased to announce that it has completed a first tranche of 14,583,300 flow-through common shares of the previously announced private placement by raising $1,750,000. Two additional tranches are expected to close by June 12, 2008 and should raise an additional amount of $1,750,000 for an increased total amount of $3.5 million.
Cash commissions of 6% of the proceeds of certain subscriptions were paid to agents.
In addition, Campbell has also completed a non-brokered private placement of 6,000,000 common shares at a price of $0.10 per common share with Nuinsco Resources Limited, for total proceeds of $600,000.
All securities issued pursuant to both private placements are subject to a four-month hold period. Both private placements are subject to the final approval by the Toronto Stock Exchange.
Campbell intends to continue its exploration program on the Corner Bay property and other properties it owns in the Chibougamau area.

Campbell is a mining company focusing mainly in the Chibougamau region of Québec, holding interests in gold and gold-copper exploration and mining properties.
Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2007. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

For more information:

Campbell Resources Inc.	Renmark Financial Communications Inc.
André Fortier, President and Chief Executive Officer	Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037	Julien Ouimet, jouimet@renmarkfinancial.com
Fax: 514-875-9764	Tel.: 514-939-3989
afortier@campbellresources.com	Fax: 514-939-3717
www.renmarkfinancial.com